UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Entry Into Material Agreements

On June 9, 2024, Golden Heaven Group Holdings Ltd. (the “Company”) entered into a Strategic Investment Consulting Agreement (the “Investment Consulting Agreement”) with Xiangyun Investment Co., LTD., an investment and strategic consulting company located in Hong Kong (“Xiangyun”), pursuant to which the Company has agreed to (i) entrust Xiangyun to serve as an investment consultant to assist in introducing qualified strategic investors to the Company, (ii) issue to Xiangyun 2,500,000 Class A ordinary shares of the Company (“Class A Ordinary Shares”) as the basic service remuneration by August 31, 2024, and (iii) issue to Xiangyun an additional 2,500,000 Class A Ordinary Shares, if Xiangyun introduces qualified investors to the Company and such investment is completed within one year from the date of the Investment Consulting Agreement.

On June 13, 2024, the Company entered into a Strategic Acquisitions Consulting Agreement (the “Acquisitions Consulting Agreement”) with Lacius Investment Ltd., a strategic business management consulting company located in the Republic of Seychelles (“Lacius”), pursuant to which the Company has agreed to (i) entrust Lacius to serve as a consultant for potential asset acquisition opportunities to assist in identifying suitable target assets in line with the Company’s strategic objectives, and (ii) issue to Lacius 2,500,000 Class A Ordinary Shares as service remuneration by August 31, 2024.

On June 14, 2024, the Company entered into a Business Development & Marketing Consulting Agreement (the “Marketing Consulting Agreement”) with SANSAGE CAPITAL CO., LIMITED (“Sansage”), pursuant to which the Company has agreed to (i) entrust Sansage to serve as a consultant to provide consulting services for the Company’s business development, sales strategies, promotion and marketing planning, etc. in the Southeast Asian market, and (ii) issue to Sansage 2,500,000 Class A Ordinary Shares as service remuneration by August 31, 2024.

The foregoing descriptions of the Investment Consulting Agreement, Acquisitions Consulting Agreement and Marketing Consulting Agreement are not complete and are qualified in their entirety by reference to the texts of such agreements, which are filed as Exhibits 10.1, 10.2 and 10.3 hereto, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Investment Consulting Agreement dated June 9, 2024 between Golden Heaven Group Holdings Ltd. and Xiangyun Investment Co., LTD.
10.2	Acquisitions Consulting Agreement dated June 13, 2024 between Golden Heaven Group Holdings Ltd. and Lacius Investment Ltd.
10.3	Marketing Consulting Agreement dated June 14, 2024 between Golden Heaven Group Holdings Ltd. and SANSAGE CAPITAL CO., LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: June 14, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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